Proskauer Rose LLP 1001 Pennsylvania Avenue, NW Suite 600 South Washington, DC 20004-2533

January 19, 2021 By EDGAR	William J. Tuttle Partner d +1.202.416.6860 f +1.202.416.6899 WTuttle@proskauer.com www.proskauer.com

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ashley K. Vroman-Lee and Jeffrey Long

Re:	Oaktree Specialty Lending Corporation

Registration Statement on Form N-14, File No. 333-250891

Ladies and Gentlemen,

On behalf of Oaktree Specialty Lending Corporation, a Delaware corporation (“OCSL”), we hereby respond to the comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding OCSL’s Registration Statement on Form N-14, File No. 333-250891 (the “Registration Statement”) in telephone conversations on December 21, 2020 between Jeffrey Long of the Staff and William J. Tuttle of Proskauer Rose LLP, outside counsel to OCSL, and on December 22, 2020 between Ashley Vroman-Lee of the Staff and Mr. Tuttle. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Registration Statement.

Legal Comments

1.

Please provide clear directions with respect to the logistical details of the virtual meetings, including how OCSL Stockholders and OCSI Stockholders can remotely access, participate in and vote during the virtual meetings.

Response:

OCSL respectfully submits that information regarding how to find the logistical details of the virtual meeting (including how OCSL Stockholders and OCSI Stockholders can remotely access, participate in and vote during the virtual meetings) is included on pages 2 and 3 of the joint proxy statement/prospectus included in the Registration Statement. In addition, OCSL has revised the notice to each Company’s stockholders to include a cross-reference to such information.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Paris | São Paulo | Washington, DC

Ashley Vroman-Lee

Jeffrey Long

January 19, 2021

2.

On page 4 of the Registration Statement, under the subheading “How do I vote shares of OCSL Common Stock or OCSI Common Stock held through a broker, bank, trustee or nominee?”, please include disclosure regarding how broker non-votes will be treated.

Response:

As requested, OCSL has revised the disclosure under the subheading “How do I vote shares of OCSL Common Stock or OCSI Common Stock held through a broker, bank, trustee or nominee?” to add disclosure regarding how broker non-votes will be treated with respect to each proposal.

3.

We note the disclosure on page 6 regarding proxy materials being available electronically. Under paragraph (m) of Rule 14a-16, notice and access cannot be used to provide proxy solicitation materials in connection with a business combination transaction. Confirm that the required proxy materials will be mailed to OCSL Stockholders and OCSI Stockholders.

Response:

OCSL confirms that the required proxy materials will be mailed to OCSL Stockholders and OCSI Stockholders, as applicable. However, OCSL and OCSI are also making proxy materials available electronically as a convenience to their respective stockholders.

4.

Under the subheading “How does OCSL’s investment objective and strategy differ from OCSI’s?” on page 9, please briefly compare the risks of an investment in OCSL and OCSI, including any material differences in such risks.

Response:

As requested, OCSL has revised the disclosure under the subheading “How does OCSL’s investment objective and strategy differ from OCSI’s?” to add a brief comparison of the risks of an investment in OCSL and OCSI, including any material difference in such risks.

5.	Please add appropriate disclosure if either OCSL or OCSI will be required to reposition its portfolio prior to the Mergers.

Response:

OCSL respectfully submits that neither OCSL nor OCSI is or will be required to reposition its portfolio prior to completion of the Mergers.

Ashley Vroman-Lee

Jeffrey Long

January 19, 2021

6.

Under the heading “Questions and Answers About the Stockholder Meetings and the Proposals—Questions and Answers about the Mergers”, please add the following questions and include a “yes” or “no” answer in the response to each:

“If I’m an OCSL Stockholder, will my expenses increase as a result of the Merger without a waiver or reimbursement?”

“If I’m an OCSI Stockholder, will my expenses increase as a result of the Merger without a waiver or reimbursement?”

Response:

As requested, OCSL has revised the disclosure under the heading “Questions and Answers About the Stockholder Meetings and the Proposals—Questions and Answers about the Mergers” to add the requested questions and answers.

7.	Please include disclosure regarding the effect of the Mergers on the management fee payable by the combined entity absent any waivers.

Response:

As requested, OCSL has revised the disclosure under the subheading “How will the Mergers affect the management fee payable by OCSL post-Closing?” to include the effect of the Mergers on the management fee payable by the combined entity absent any waivers.

OCSL supplementally notes to the Staff that absent any waivers, OCSL’s contractual management fee will remain unchanged after the Mergers. OCSL’s base management fee will continue to be calculated at an annual rate of 1.50% of OCSL’s total gross assets at the end of each quarter, including any investments made with borrowings, but excluding cash and cash equivalents; provided, however, OCSL’s base management fee will be calculated at an annual rate of 1.00% of the value of OCSL’s total gross assets, including any investments made with borrowings, but excluding cash and cash equivalents, that exceeds the product of (i) 200% (calculated in accordance with the Investment Company Act, and giving effect to exemptive relief OCSL has received with respect to debentures issued by a small business investment company subsidiary) and (ii) OCSL’s net assets. This fee calculation has the effect of lowering the base management fee rate on any incremental leverage incurred in excess of an amount that would result in OCSL having asset coverage (calculated in accordance with the Investment Company Act) of 200% from 1.50% to 1.00% of OCSL’s gross assets.

While OCSI’s asset coverage ratio was lower than OCSL’s as of September 30, 2020 (199.7% versus 227.2%), on a pro forma basis, the combined entity’s asset coverage ratio post-Mergers is expected to exceed 200% and thus all of the combined entity’s gross assets would have been subject to a 1.50% base management fee as of such date (consistent with OCSL’s base management fee as of September 30, 2020).

Ashley Vroman-Lee

Jeffrey Long

January 19, 2021

8.

We note the risk factor on page 22 regarding the risk that if the Mergers fail to close neither Company will benefit from the costs incurred in pursuit of the Mergers. Why did the Special Committees determine it was appropriate for the Companies to incur such expenses in the event the Mergers failed to close?

Response:

OCSL supplementally informs the Staff that, while each Company incurred significant transaction expenses in connection with the Mergers (estimated to be approximately $2.2 million and $2.5 million for OCSL and OCSI, respectively), the Special Committees considered the likelihood that the Mergers would be completed (including that the relevant approvals of OCSL Stockholders and OCSI Stockholders would be received) and the benefits that would accrue to each Company’s stockholders as a result of the Mergers. Based on the Special Committees’ belief that the Mergers were likely to be consummated and the potentially significant benefits to each Company’s stockholders if consummated, the Special Committees determined that the incurrence of the transaction expenses by each Company was appropriate.

9.	Will Oaktree receive an incentive fee or any other compensation as a result of the Mergers?

Response:

The OCSI Investment Advisory Agreement will automatically terminate upon the consummation of the Mergers and, in connection with such termination, OCSI will make a final payment of fees owed under the terms of the OCSI Investment Advisory Agreement to Oaktree as of the date of its termination. As a result, unless such date occurs at the end of a calendar quarter, fees otherwise payable at quarter-end will be payable as of the termination date (instead of at quarter-end). Thus, the Mergers may accelerate the payment of fees previously earned, but will not otherwise cause the payment of an incentive fee. Furthermore, OCSL confirms that the Mergers will not result in Oaktree receiving any other incentive fee or other compensation which it would not receive absent the Mergers. In addition, OCSL will exclude any amounts resulting solely from the new cost basis of the acquired OCSI investments established by ASC 805 as a result of the Mergers from the calculation of the incentive fee on income and the incentive fee on capital gains, with such exclusion to be implemented either through an amendment to the OCSL Investment Advisory Agreement or a waiver of such amounts by Oaktree.

Ashley Vroman-Lee

Jeffrey Long

January 19, 2021

10.

Footnote 8 to the Comparative Fee Table provides information about each Company’s investment in a joint venture. Please confirm whether these joint ventures were sold exclusively to accredited investors. If not, please supplementally inform the Staff how much each Company invests in 3(c)(1) and 3(c)(7).

Response:

Each joint venture mentioned in footnote 8 to the Comparative Fee Table has only two members (the applicable Company and a single joint venture partner), each of which is an accredited investor.

11.

We note the disclosure in the second to last bullet point on page 52 regarding OCSL’s higher base management fee and the risk that such higher fee could result in decreased dividends for OCSI Stockholders. Please include this disclosure when discussing the base management fee earlier in the joint proxy statement/prospectus.

Response:

As requested, OCSL has included disclosure of OCSL’s higher base management fee and the risk that such higher fee could result in decreased dividends for OCSI Stockholders when discussing the management fee under the new question “If I’m an OCSI Stockholder, will my expenses increase as a result of the Merger without a waiver or reimbursement?” added in response to Comment #6 above.

12.	In the joint proxy statement/prospectus contained in the Registration Statement, where another filing is incorporated by reference, please include the applicable file number and hyperlink.

Response:

As requested, OCSL has revised its disclosure throughout the joint proxy statement/prospectus to include the appropriate file number and a hyperlink for each instance in which a document is incorporated by reference.

Accounting Comments

13.	Please confirm OCSL intends to account for the Mergers consistent with ASC 805-50-30-2.

Response:

As discussed, OCSL intends to account for the Mergers consistent with ASC 805-50-30-2 and has revised the disclosure throughout the joint proxy statement/prospectus accordingly.

Ashley Vroman-Lee

Jeffrey Long

January 19, 2021

14.	Please confirm that neither OCSL nor OCSI will be required to reposition its portfolio prior to the Mergers.

Response:

OCSL confirms that neither OCSL nor OCSI will be required to reposition its portfolio prior to the Mergers.

15.	Please confirm there are no differences in the valuation techniques used by OCSL and OCSI.

Response:

OCSL confirms that there are no differences in the valuation techniques used by OCSL and OCSI.

16.

In the Comparative Fee Table, we note that the pro forma base management fees are presented net of the proposed waivers. For the pro forma column, please separately delineate the gross base management fees, the waived fees and the net base management fees.

Response:

As requested, OCSL has revised the pro forma column of the fee table to present gross base management fees absent any waivers and to include in a footnote to the table the amount of proposed management fee waiver and the pro forma base management fee net of such waiver.

* * * * * * *

Ashley Vroman-Lee

Jeffrey Long

January 19, 2021

If you have any questions, please feel free to contact the undersigned by telephone at 202.416.6860 (or by email at wtuttle@proskauer.com) or Erin M. Lett by telephone at 202.416.6829 (or by email at elett@proskauer.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:	Mel Carlisle, Oaktree Specialty Lending Corporation

Mathew Pendo, Oaktree Specialty Lending Corporation

Mary Gallegly, Oaktree Specialty Lending Corporation

Erin M. Lett, Proskauer Rose LLP